Exhibit 99.1

Alithya reports continued margin expansion and

acquisition integration benefits in its Fiscal 2020 2nd quarter results

Q2-2020 Highlights

•	Revenues increased 81.6% to $67.4 million, compared to $37.1 million for the same quarter last year

•	Gross margin percentage increased to 30.7%, from 20.8% for the same quarter last year

•	Adjusted EBITDA increased 263.7% to $3.2 million, from $0.9 million for the same quarter last year

•	Solid financial position with net bank borrowing of $8.3 million at the end of the second quarter

•	Net cash used in operating activities was $0.6 million, compared to $2.0 million of cash used for the same quarter last year

•	Acquisition of Matricis Informatique Inc., a leader in Internet of Things (IoT) and artificial intelligence, subsequent to the end of the quarter

•	Awarded with the Champion, Montreal Region prize as part of the 2019 Quebec Employment Creators Awards

MONTREAL, QUEBEC (November 13, 2019) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,000 professionals and offering digital business solutions across Canada, the US and Europe, reported today its results for the second quarter of fiscal 2020 ended September 30, 2019. All amounts are in Canadian dollars unless otherwise stated.

Summary of the financial results for the 2nd quarter and for the Six-Month period:

Financial Highlights (in thousands of $, except per share information and margins)	F2020-Q2	F2019-Q2	YTD F2020-Q2	YTD F2019-Q2
Revenues	67,363	37,093	139,581	78,667
Gross Margin	20,683	7,721	41,860	16,577
Gross Margin (%)	30.7%	20.8%	30.0%	21.1%
Adjusted EBITDA(1)	3,231	885	6,257	2,655
Adjusted EBITDA margin (%)(1)	4.8%	2.4%	4.5%	3.4%
Net loss	(2,330)	(2,123)	(3,877)	(4,319)

(1)	These are a non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A.

“As we just reached our one-year anniversary as a public company, we are very pleased with our progress against our long-term strategic plan,” stated Paul Raymond, President and CEO of Alithya. “Our financial results for the second quarter of 2020 demonstrate that our strategy to evolve our service offerings towards higher added value services is showing concrete results. Indeed, again this quarter, our gross margins improved as the proportion of revenues from digital transformation continued to increase.”

“Our US integration progressed as planned, and we recently announced the acquisition of Matricis Informatique Inc. This company brings a specialized and complementary expertise to our portfolio that is in strong demand from our client base. This provides us multiple new high-end cross-selling opportunities to better support our customers. Given Alithya’s proven acquisition and integration discipline, as well as our healthy balance sheet, we believe we are better positioned than ever to continue executing on our growth strategy,” concluded Mr. Raymond.

Second Quarter Results

Revenues for the second quarter of Fiscal 2020 amounted to $67.4 million, up $30.3 million, or 81.6%, from $37.1 million for the same period last year. The acquisition of Edgewater (the “US acquisition”) accounted for $30.9 million in additional revenues, which are essentially in the United States, and was marginally offset by a decrease of $0.6 million in pre-US Acquisition revenues of Alithya. The company’s strategy to offer an increasing proportion of higher value-added services continued to unfold. In pre-US Acquisition revenues of Alithya, higher value-added service revenues increased, while lower margin service revenues decreased, for the three months ended September 30, 2019, compared to the three months ended September 30, 2018. In each of the markets, the expanded service offering attracts a growing number of new clients.

Revenues from Canada, the US and Europe represented 52.2%, 43.2% and 4.6% of total revenues in the second quarter of Fiscal 2020. For the same period last year, Canada and Europe represented 92.0% and 8.0%, respectively.

Gross margin for the second quarter of Fiscal 2020 amounted to $20.7 million, up $13.0 million, or 167.9%, from $7.7 million for the same period last year. As a percentage of revenues, gross margin increased to 30.7%, from 20.8% in the second quarter of last year. Gross margin related to the US Acquisition remains strong. Pre-US Acquisition gross margin of Alithya showed improvement, both on a year over year and sequential basis. The strategy of the Company to move towards higher-value services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.

Selling, general and administrative expenses totalled $18.6 million in the second quarter of Fiscal 2020, an increase of $10.6 million, or 133.7%, from $8.0 million for the same period last year. The US Acquisition accounted for $8.8 million of increased expenses. Expenses in other areas of Alithya’s business increased by $1.8 million due mainly to an increase in employee compensation costs and in professional fees related to a rise in corporate headcount and professional services required in order to adequately manage the additional duties related to becoming a public company, partially offset by a decrease in occupancy costs due to the adoption of IFRS 16 – Leases. On a sequential basis, when compared to the first quarter of the current fiscal year, selling, general and administrative expenses decreased 1.9% to $18.6 million, from $18.9 million. As previously discussed, management targets to further decrease administrative expenses related to the US Acquisition over the coming quarters.

Adjusted EBITDA for the second quarter of Fiscal 2020 amounted to $3.2 million, up $2.3 million, or 263.7%, from $0.9 million for the same period last year. The positive contribution from the US Acquisition, increased margins from higher-value business and the positive impact of $0.6 million from the adoption of IFRS 16 – Leases, was partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin stood at 4.8% in the second quarter of this fiscal year, compared to 2.4% for the same period last year.

In the second quarter of Fiscal 2020, net loss was $2.3 million, or $0.04 per share, compared to a loss of $2.1 million, or $0.09 per share, for the same period last year. Increased EBITDA was more than offset by increased amortization of intangibles and depreciation, and decreased income tax recovery in the second quarter of Fiscal 2020, compared to the same period last year.

Net cash used in operating activities was $0.6 million as at September 30, 2019, compared to $2.0 million of cash used for the same quarter last year.

Net bank borrowing reached $8.3 million as at September 30, 2019, from $8.7 million as a March 31, 2019, a decrease of $0.4 million.

Six-Month Results

Revenues for the six-month period of Fiscal 2020 amounted to $139.6 million, up $60.9 million, or 77.4%, from $78.7 million for the same period last year. The US Acquisition accounted for $63.0 million in additional revenues, which was partially offset by a decrease of $2.1 million in pre-US Acquisition revenues of Alithya. In pre-US Acquisition revenues of Alithya, higher value added service revenues increased, while lower margin service revenues decreased, for the six months ended September 30, 2019, compared to the same period last year. During the same period, additional business from new and existing clients, the increase in higher value-added services and resumed growth with certain larger clients were offset by delayed starts in certain new contracted projects.

Revenues from Canada, the US and Europe represented 53.5%, 41.9% and 4.6% of total revenues for the six-month period of Fiscal 2020. For the same period last year, Canada and Europe represented 92.6% and 7.4%, respectively.

Gross margin for the six-month period of Fiscal 2020 amounted to $41.9 million, up $25.3 million, or 152.5%, from $16.6 million for the same period last year. As a percentage of revenues, gross margin increased to 30.0%, from 21.1% for the six-month period of last year. The significant increase was primarily due to the US Acquisition. Gross margin related to the US Acquisition remains strong. Pre-US Acquisition gross margin of Alithya increased on a year over year basis. As previously mentioned, the strategy of the Company to move towards higher-value services, as well as the increasing use of permanent employees compared to contractors, contributed to the increase in gross margin.

Selling, general and administrative expenses totalled $37.5 million for the six-month period of Fiscal 2020, an increase of $21.5 million, or 134.2%, from $16.0 million for the same period last year. The US Acquisition accounted for $18.3 million of the increased expenses. Expenses in other areas of Alithya’s business increased by $3.2 million, mainly due to an increase in employee compensation costs and in professional fees related to a rise in corporate headcount and professional services required in order to adequately manage the additional duties related to becoming a public company, partially offset by a decrease in occupancy costs due to the adoption of IFRS 16 – Leases.

Adjusted EBITDA for the six-month period of Fiscal 2020 amounted to $6.3 million, up $3.6 million, or 135.5%, from $2.7 million for the same period last year. The positive contribution from the US Acquisition, increased pre-US Acquisition margins and the positive impact of $1.1 million from the adoption of IFRS 16 – Leases, was partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin stood at 4.5% for the six-month period of this fiscal year, compared to 3.4% for the same period last year.

In the six-month period of Fiscal 2020, net loss was $3.9 million, or $0.07 per share, compared to a loss of $4.3 million, or $0.18 per share, for the same period last year. This improvement was due to increased EBITDA, partially offset by increased amortization of intangibles and depreciation, in the six months ended September 30, 2019, compared to the six months ended September 30, 2018.

Subsequent Events

On October 1, 2019, Alithya announced the acquisition of Matricis Informatique Inc. (“Matricis”), in consideration for class A subordinate voting shares and cash. Founded in 1999, Matricis employs approximately 40 data scientists, engineers, and technology professionals who design advanced applications and systems using techniques derived from the Internet of Things (IoT), artificial intelligence (AI), a combination of the aforementioned (AIoT), and operational intelligence. The company has developed specialties in the healthcare, industrial, and financial sectors, and has demonstrated sustained growth over the last few years. Present across Canada, with activities primarily based in Quebec, Matricis has also developed intellectual property solutions which may contribute to increased diversification of Alithya’s revenue streams, which should contribute to generating new revenue sources. The amount of the transaction was $7.2 million.

On October 2, 2019, through its wholly owned subsidiary Alithya Zero2Ten, Inc., Alithya sold its small UK operations, involved in Microsoft CRM solutions, to a local firm. Alithya’s activities in Microsoft CRM solutions will continue to remain an important and strategic component of Alithya’s operations in the United States and Canada. The amount of the transaction was GBP£800,000 ($1,302,000).

Outlook

Alithya has adopted a 3-5-year strategic plan which sets as a goal to become a North American digital transformation leader, with the ambition of doubling the company’s size during this period. According to this plan, Alithya’s consolidated scale and scope should allow the company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya’s specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.

More specifically, the company has established a three-fold plan focusing on:

•	Increasing scale through organic growth and complementary acquisitions

•	Achieving best-in-class employee engagement

•	Providing our investors, partners and stakeholders with long-term growing return on investment

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5-year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter and the year ended March 31, 2019 for further details.

Conference Call

Alithya will hold a conference call to discuss these results on November 13, 2019, at 9:00 AM Eastern Time. Interested parties can join the call by dialling 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Persons unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 5768621. This recording will be available on Wednesday, November 13, 2019 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time on Wednesday, November 20, 2019.

About Alithya Group

Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,000 professionals in Canada, the US and Europe. Alithya’s integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the Financial Services, Manufacturing, Energy, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to Alithya.com.

Source:

Gladys Caron

Vice President, Communications and Investor Relations

514 285-5552 # 2891

514 506-0654

gladys.caron@alithya.com

Note to readers: Management’s Discussion and Analysis, the condensed interim consolidated financial statements and notes thereto for the second quarter ended September 30, 2019 are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of the condensed interim consolidated financial statements free of charge.